Exhibit 99.(a)(1)(F)

INSTRUCTIONS TO ELECTION/WITHDRAWAL FORM

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1.             Delivery of Election/Withdrawal Form.  A properly completed and duly executed Election/Withdrawal form must be received by Coherent, Inc. by 5:00 p.m. Pacific Time on May 9, 2008.  We will not accept delivery of any Election/Withdrawal form after expiration of the offer.  If we do not receive a properly completed and duly executed Election/Withdrawal form (either electronically through the offer website or through a paper Election/Withdrawal form) from you before the expiration of the offer, we will not accept your eligible options for amendment.  Those options will not be amended pursuant to the offer, and no cash payments will be made with respect to your eligible options.

If you are not able to submit your Election/Withdrawal form electronically via the offer website as a result of technical failures, such as the website being unavailable or the website not accepting your election, or if you otherwise do not have access to the offer website for any reason (including lack of internet services), you must complete a paper Election/Withdrawal form and return it via fax to Ron Victor at (408) 970-9998 before 5:00 p.m. Pacific Time on May 9, 2008.  To obtain a paper Election/Withdrawal form, please contact the Coherent Tender Offer Help Desk by email at 409AOffer@coherent.com.

Coherent, Inc. intends to confirm the receipt of your Election/Withdrawal form by email within two U.S. business days.  If you have not received an email confirmation that Coherent, Inc. received your response, we recommend that you confirm that we have received your Election/Withdrawal form.  If you need to confirm receipt after two U.S. business days have elapsed, you may email the Coherent Tender Offer Help Desk at 409AOffer@coherent.com.

You may change your mind after you have elected to participate, by submitting an Election/Withdrawal form to withdraw your election at any time before the expiration date, which will be May 9, 2008, at 5:00 p.m. Pacific Time, unless the offer is extended.  If we extend the expiration date, you may withdraw your election with respect to all of your eligible options at any time until the extended offer expires.  You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election/Withdrawal form we receive before 5:00 p.m. Pacific Time on May 9, 2008.

To validly change your election, you must access the offer website at https://coherent.equitybenefits.com/ and complete and deliver a withdrawal or a new Election/Withdrawal form electronically or fill out and deliver a new paper Election/Withdrawal form via fax to Coherent, Inc. prior to the expiration of the offer.  You should print a copy or make a copy of your Election/Withdrawal form and updated confirmation statement and keep those documents with your other records for the offer.

If we have not accepted your election by June 3, 2008 (the 40th business day after the April 8, 2008 commencement date of the offer), you may withdraw your election at any time thereafter.  However, it is anticipated that we will accept your election, if any, immediately after the offer expiration date.

While participation in the offer is completely voluntary, if you elect not to amend your eligible options pursuant to the offer, then you will be solely responsible for any taxes, penalties or interest payable you may incur under Section 409A of the Internal Revenue Code and similar state taxes.

2.             Amendment.  If you intend to amend your eligible options pursuant to the offer, you must access your account at the offer website https://coherent.equitybenefits.com/, properly complete and duly execute the

Election/Withdrawal form or fill out and properly submit a paper Election/Withdrawal form.  If you wish to participate in the offer, you are required to accept the offer with respect to all of your eligible options.

3.             Signatures on This Election/Withdrawal Form.  You must electronically sign the Election/ Withdrawal form if you submit you election through the offer website.  If you submit a paper Election/ Withdrawal form via fax, then you must physically sign the Election/Withdrawal form.

4.             Requests for Assistance or Additional Copies.  If you need additional copies of the offer documents or the Election/Withdrawal form, please contact the Coherent Tender Offer Help Desk by email at 409AOffer@coherent.com.  Copies will be furnished promptly at the expense of Coherent, Inc.  You can also view and print documents at https://coherent.equitybenefits.com/.

To help (i) explain the potential adverse tax impact of Section 409A, (ii) explain how Coherent is addressing the situation, and (iii) answer other questions you may have, you may log on to https://coherent.equitybenefits.com/ to view a recorded informational presentation explaining the offer.  If you have general questions about the terms of this offer, you may direct your questions via email to the Coherent Tender Offer Help Desk at 409AOffer@coherent.com or by phone at (408) 817-5900.

Coherent, Inc. has prepared communications regarding the offer and PricewaterhouseCoopers LLP will provide general tax information regarding the offer.  Neither Coherent, Inc. nor PricewaterhouseCoopers LLP will provide tax advice specific to an individual’s circumstances or make any recommendation.  You should direct questions regarding Election/Withdrawal form to the Coherent Tender Offer Help Desk at 409AOffer@coherent.com.  We strongly recommend that you discuss the personal tax consequences of the offer with your financial, legal and/or tax advisors.

5.             Reservation of Rights.  Coherent, Inc. reserves the right, at our discretion, at any time, to extend the period of time during which the offer is open and delay the acceptance for amendment of any options.  If we elect to extend the period of time during which the offer is open, we will give you written notice of the extension and delay, as described below.  If we extend the expiration date, we also will extend your right to make or withdraw elections with respect to eligible options until such extended expiration date.  In the case of an extension, we will issue a press release, email or other form of communication no later than 6:00 a.m., Pacific Time, on the next U.S. business day after the previously scheduled expiration date.

We also reserve the right, in our reasonable judgment, before the expiration date to terminate or amend the offer and to postpone the expiration of the offer (resulting in a delay of our acceptance and amendment of any options with respect to which elections have been made), by giving written notice of the termination or postponement to you or by making a public announcement of the termination.

Subject to compliance with applicable law, we further reserve the right, before the expiration date, in our discretion, to amend the offer in any respect, including by decreasing or increasing the consideration offered in the offer or by decreasing or increasing the number of options being sought in the offer.

6.             Important Tax Information.  You should refer to Section 14 of the Offer to Amend, which contains material U.S. federal income tax information concerning the offer.  We strongly recommend that you consult your financial, legal and/or tax advisors with respect to the federal, state and local tax consequences of participating or not participating in the offer.

7.             Copies.  You should print a copy of the Print Confirmation Election page, after you have completed and electronically signed the Election/Withdrawal form, and retain it for your records, or you should make a copy of your paper Election/Withdrawal form and retain it for your records.

8.             Paper Delivery.  Please remember that if you are not able to submit your Election/Withdrawal form electronically via the offer website as a result of technical failures of the website, such as the website being unavailable or the website not accepting your Election/Withdrawal form, or if you otherwise do not have access to the offer website for any reason (including lack of internet services), you must complete a paper Election/ Withdrawal form and return it to Coherent, Inc. via fax to Ron Victor at (408) 970-9998 before 5:00 p.m. Pacific Time on May 9, 2008.  To obtain a paper Election/Withdrawal form, please contact the Coherent Tender Offer Help Desk by email at 409AOffer@coherent.com.

IMPORTANT:  IN ORDER FOR YOU TO PARTICIPATE, A VALID, COMPLETED AND SIGNED ELECTION/WITHDRAWAL FORM MUST BE RECEIVED BY COHERENT, INC. BY:

5:00 p.m. Pacific Time on May 9, 2008